SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

Westway Group, Inc.

(Name of Subject Company)

Westway Group, Inc.

(Names of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share

Warrants, exercise price of $5.00 per share of Class A Common Stock

(Title of Class of Securities)

96169B100

(CUSIP Number for Class A Common Stock)

James B. Jenkins

Chief Executive Officer

Westway Group, Inc.

365 Canal Street, Suite 2900

New Orleans, LA 70130

(504) 525-9741

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq

Dechert LLP

2929 Arch Street, 21st Floor

Philadelphia, PA 19104

(215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Westway Group, Inc., a Delaware corporation (the “Company”) on December 31, 2012 and amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the SEC on January 7, 2013 and January 16, 2013, respectively. The Statement relates to the cash tender offer by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”). Parent is a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered under the laws of England and Wales (the “Guarantor”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Guarantor with the U.S. Securities and Exchange Commission (the “SEC”) on December 31, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase for cash: (i) all of the outstanding shares of Common Stock at a purchase price of $6.70 per share of Common Stock, (ii) all of the outstanding Warrants to purchase Common Stock at a purchase price per share of Common Stock subject to each such Warrant of $1.70, and (iii) all of the outstanding shares of Preferred Stock at a purchase price of $6.79 per share of Preferred Stock (each an applicable “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 31, 2012 (the “Offer to Purchase”), and the related letters of transmittal (the “Letters of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

The information set forth in the Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The first paragraph under the heading “Arrangements with Parent and Purchaser” and the subheading “Merger Agreement” is hereby amended and restated in its entirety as follows:

“On December 20, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. On January 14, 2013, the Company, Parent and Purchaser entered into the Merger Agreement Amendment. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. The Merger Agreement Amendment clarifies the manner of expression of a condition of the tender offer, as reflected in sub-paragraph (f) of Section 2 –“Certain Conditions of the Offer” in the Offer to Purchase, as amended on January 7, 2013 and January 16, 2013. The above-referenced summary of the Merger Agreement and explanation of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Merger Agreement Amendment, copies of which are filed as Exhibit (e)(1) and (e)(19) hereto, respectively, and are incorporated herein by reference.”

The first paragraph under the heading “Effect of the Offer and the Merger on Shares of Common Stock and Preferred Stock, Warrants and Restricted Stock held by Directors, Executive Officers and Affiliates” and the subheading “Severance and Retention Agreements – Gene McClain” is hereby amended and restated in its entirety as follows:

“The Company and Mr. McClain are parties to a retention agreement dated as of January 12, 2012, and amended on June 20, 2012 and January 30, 2013 (the “McClain Retention Agreement”) pursuant to which, if there is a change in control of Westway Terminal Company LLC, he will be entitled to a retention bonus in the amount of $337,500.00 (the “McClain Retention Bonus”) all of which is payable in a lump sum upon such change in control, subject to certain conditions. In order to receive the McClain Retention Bonus, Mr. McClain must be employed by the Company or its successor at the time such bonus is due; provided, however, that if Mr. McClain’s employment is terminated without cause or due to a constructive termination within six months before the change in control, then the McClain Retention Bonus will be paid promptly after such change in control. In December 2012, the Compensation Committee approved an extension of the term of the McClain Retention Agreement to March 30, 2013. As a result, in the event a change in control does not take place by March 30, 2013, the McClain Retention Agreement shall terminate with no amount payable thereunder.”

The second paragraph of the third footnote under the heading “Effect of the Offer and the Merger on Shares of Common Stock and Preferred Stock, Warrants and Restricted Stock held by Directors, Executive Officers and Affiliates” and the subheading “Golden Parachute Compensation” is hereby amended and restated in its entirety as follows:

With respect to Mr. McClain, represents (i) a retention bonus in the amount of $337,500, all of which is payable in a lump sum upon the consummation of a change in control that occurs by March 30, 2013, subject to Mr. McClain’s continued employment on the payment date and (ii) the value of the portion of his 2012 bonus award that was originally scheduled to be paid in unvested shares of Restricted Stock, but will now be paid in cash (assuming the projected level of performance is achieved) ($86,815). As described above under the heading “Severance and Retention Agreement—Gene McClain,” the retention bonus may also become payable in the event of Mr. McClain’s termination of employment prior to a change in control. These amounts are attributable to single trigger arrangements.

Item 8	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of Item 8:

Expiration of the Offer

“The Offer and withdrawal rights expired at 12:00 midnight (New York City time) on January 30, 2013. The Depositary and Paying Agent informed the Purchaser and the Parent that, as at the Expiration Time: (i) 12,543,420 shares of Class A Common Stock, (ii) 13,652,763 shares of Class B Common Stock, (iii) 33,321,892 shares of Preferred Stock and (iv) 3,476,189 Warrants (together with the Common Stock and the Preferred Stock, the “Securities”) had been validly tendered pursuant to the Offer and not properly withdrawn. In accordance with the terms of the Offer, the Purchaser accepted for payment all Securities validly tendered pursuant to the Offer and payment for such Securities will be made promptly in accordance with the terms of the Offer. Immediately after consummation of the Offer, the Purchaser held approximately 92.90% of the Company’s outstanding shares of Common Stock, 100% of the Company’s Preferred Stock and 100% of the Warrants.

As a result of the purchase of shares of Common Stock and Preferred Stock pursuant to the Offer, the Purchaser and Parent had sufficient voting power to approve the Merger pursuant to section 253 of the DGCL without the affirmative vote of any other stockholder of the Company.

Pursuant to a certificate of ownership and merger filed with the Secretary of State of the State of Delaware on January 31, 2013 with effectiveness on February 1, 2013, the Purchaser was merged with and into the Company in accordance with the “short-form” merger procedures available under section 253 of the DGCL, with the Company surviving as a wholly-owned subsidiary of the Parent. At the Effective Time, each remaining issued and outstanding Security not tendered in the Offer (other than such securities held by the Parent, the Purchaser or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries and securities for which appraisal rights are properly demanded and perfected in accordance with the DGCL) was, by virtue of the Merger and without any action on the part of the holders thereof, converted into the right to receive the applicable Offer Price in cash, without interest thereon and less any required withholding taxes, subject to any appraisal rights available with respect to such Securities under section 262 of the DGCL.

On January 31, 2013, the Guarantor issued a press release announcing the expiration and results of the Offer and intention to consummate the Short Form Merger. The full text of the press release is attached hereto as Exhibit (e)(21) and is incorporated by reference herein.

On February 1, 2013, the Guarantor and the Company issued a joint press release announcing the closing of the Offer and the consummation of the Short Form Merger. The full text of the press release is attached hereto as Exhibit (e)(22) and is incorporated by reference herein.”

Item 9.	Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Statement is hereby amended and supplemented by adding the following after exhibit (e)(20)

Exhibit No.	Document

(e)(21)	Press Release by the Guarantor, dated January 31, 2013 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2013).

(e)(22)	Joint Press Release by the Guarantor and the Company, dated February 1, 2013 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WESTWAY GROUP, INC.

Date: February 1, 2013	By:	/s/ Thomas A. Masilla, Jr.
	Name:	Thomas A. Masilla, Jr.
	Title:	Chief Financial Officer